SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Strategic Education, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

86272C103
(CUSIP Number)

Philippe B. Pradel
Inclusive Capital Partners, L.P.
572 Ruger Street, Suite B
San Francisco, CA 94129

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 27, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86272C103	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Inclusive Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,519,349
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,519,349
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,519,349
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 86272C103	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Jeffrey W. Ubben
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,519,349
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,519,349
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,519,349
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 86272C103	SCHEDULE 13D/A	Page 4 of 7 Pages

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned ("Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Items 2, 3, 4 and 5 as set forth below.

Item 2.	IDENTITY AND BACKGROUND

(a)-(c), (f)	This Schedule 13D is being jointly filed by (i) Inclusive Capital Partners, L.P., a Delaware limited partnership ("In-Cap"), and (ii) Mr. Jeffrey W. Ubben, a United States citizen ("Mr. Ubben"). In-Cap and Mr. Ubben are sometimes also referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons".

The securities reported herein are held by certain funds (the "In-Cap Funds") with respect to which In-Cap and Inclusive Capital Partners Spring Fund Manager, L.L.C., a Delaware limited liability company ("In-Cap Spring Fund Manager") or Inclusive Capital Partners Spring Fund Manager II, L.L.C., a Delaware limited liability company ("In-Cap Spring Fund II Manager") have been granted investment and voting discretion over investments. In-Cap acts as investment manager to the In-Cap Funds. The managing member of In-Cap Spring Fund Manager and In-Cap Spring Fund II Manager is Inclusive Capital Partners Holdco, L.P., a Delaware limited partnership ("In-Cap Holdco"). In-Cap is the GP of In-Cap Holdco. Inclusive Capital Partners, L.L.C., a Delaware limited liability company ("In-Cap LLC"), is the GP of In-Cap. Mr. Ubben is the controlling member of the management committee of In-Cap LLC.

In-Cap Spring Fund Manager, In-Cap Spring Fund II Manager, In-Cap Holdco and In-Cap LLC are sometimes also referred to herein individually as an "Instruction C Person" and collectively as the "Instruction C Persons". To the best of each of the Reporting Person's knowledge, none of the Instruction C Persons owns any Shares, has transacted in the Shares in the past 60 days, or is party to any contract or agreement that would require disclosure in this Schedule 13D.

The filing of this statement should not be construed in and of itself as an admission by the Reporting Persons or Instruction C Persons as to beneficial ownership of the securities reported herein.

The address of the business office of each of the Reporting Persons and Instruction C Persons is 572 Ruger Street, Suite B, San Francisco, CA 94129.

CUSIP No. 86272C103	SCHEDULE 13D/A	Page 5 of 7 Pages

(d)-(e)	During the last five (5) years, none of the Reporting Persons or the Instruction C Persons has: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The source of funds used to acquire the Issuer's securities was the working capital of the In-Cap Funds. The aggregate purchase price of the Shares held by the In-Cap Funds was approximately $170,923,435.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On April 27, 2021, William Slocum, a partner at In-Cap, was elected to serve as a director on the Issuer's board of directors at the 2021 annual meeting of stockholders of the Issuer.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Shares and percentages of the Shares beneficially owned by each Reporting Person. The percentages used in this Schedule 13D/A are calculated based upon 24,647,700 Shares outstanding as of March 1, 2021 as reported in the Issuer's Definitive Proxy Statement filed under cover of Schedule 14A by the Issuer with the Securities and Exchange Commission (the "SEC") on March 15, 2021.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the Shares effected since the filing of Amendment No. 1 to the Schedule 13D, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

(d)	No person other than the Reporting Persons, the Instruction C Persons and the In-Cap Funds is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares held by the In-Cap Funds. Inclusive Capital Partners Spring Master Fund, L.P., an In-Cap Fund, has the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, more than 5% of the outstanding Shares.

(e)	Not applicable.

CUSIP No. 86272C103	SCHEDULE 13D/A	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 29, 2021

Inclusive Capital Partners, L.P.

By:	/s/ Philippe B. Pradel
Name: Philippe B. Pradel
Title: Chief Compliance Officer

/s/ Jeffrey W. Ubben
JEFFREY W. UBBEN

CUSIP No. 86272C103	SCHEDULE 13D/A	Page 7 of 7 Pages

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Shares effectuated by the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D. All transactions were effectuated in the open market through a broker.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)

03/19/2021	4,200	87.53
03/19/2021	10,000	89.59
03/22/2021	5,800	87.63